UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

IGM BIOSCIENCES, INC.

(Name of Subject Company)

IGM BIOSCIENCES, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

449585108

(CUSIP Number of Class of Securities)

Mary Beth Harler, M.D.

Chief Executive Officer

IGM Biosciences, Inc.

3 East Third Avenue, Suite 200,

San Mateo California, 94401

(650) 965-7873

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Tony Jeffries

Robert T. Ishii

Jennifer Knapp

Ethan Lutske

Wilson Sonsini Goodrich & Rosati, Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

Misbah Tahir

Chief Financial Officer

IGM Biosciences, Inc.

3 East Third Avenue, Suite 200,

San Mateo California, 94401

(650) 965-7873

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On July 1, 2025, IGM Biosciences, Inc., a Delaware corporation (the “Company” or “IGM”), issued a press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”) with Concentra Biosciences, LLC (“Parent”) and Concentra Merger Sub V, Inc. (“Merger Sub”).

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, Parent will commence a tender offer (the “Offer”) to acquire any and all shares of common stock of the Company, $0.01 par value per share, at a price per share of (i) $1.247 in cash, payable subject to any applicable tax withholding and without interest; plus (ii) one contingent value right.

This Schedule 14D-9 filing consists of the following documents related to the proposed Offer:

(i)	Press Release, dated as of July 1, 2025 (Exhibit 99.1)

(ii)	Email to Employees, first used July 1, 2025 (Exhibit 99.2)

The information set forth under Item 1.01 of IGM’s Current Report on Form 8-K filed by the Company on July 1, 2025 (including all exhibits attached thereto) is incorporated herein by reference.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of IGM Biosciences, Inc. (“IGM” or the “Company”), Concentra Biosciences, LLC (“Concentra”) and its acquisition subsidiary will commence a tender offer for all of the outstanding shares of IGM (the “Offer”) pursuant to the terms of an Agreement and Plan of Merger, dated as of July 1, 2025 (the “Merger Agreement”), by and among IGM, Concentra, and Concentra Merger Sub V, Inc., a Delaware corporation and a wholly-owned subsidiary of Concentra (“Merger Sub”). The Offer has not yet commenced, and this communication is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company (“Common Stock”) or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission (the “SEC”) by Concentra and Merger Sub, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Company. The Offer to purchase the outstanding shares of Common Stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, which will be named in the tender offer statement. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “SEC Filings” subsection of the “Financials & Filings” section of the Company’s website at https://investor.igmbio.com/.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the Company’s beliefs and expectations and statements about the Offer, the merger of Merger Sub with and into the Company and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”), including the timing of and closing conditions to the Transactions, and the potential effects of the proposed Transactions on the Company. These statements may be identified by their use of forward-looking terminology including, but not limited to, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and “would,” and similar words expressions are intended to identify forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance and involve risks and uncertainties that could cause actual results to differ materially from those projected, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the possibility that various closing conditions set forth in the Merger Agreement may not be satisfied or waived, including uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the Company’s ability to retain key personnel; the risk that the Transactions may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of the shares of Common Stock; significant costs associated with the proposed Transactions; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in the Company’s most recent annual and quarterly reports filed with the SEC as well as in the Company’s subsequent filings with the SEC. As a result of such risks and uncertainties, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. There can be no assurance that the proposed Transactions will in fact be consummated. The Company cautions investors not to unduly rely on any forward-looking statements.

The forward-looking statements contained in this communication are made as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

Exhibit Index

Exhibit Number	Description

99.1	Press Release, dated as of July 1, 2025

99.2	Email to Employees, first used July 1, 2025